FORM U-3A-2

               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C.
         Statement by Holding Company Claiming Exemption
                        Under Rule U-3A-2
    from the Provisions of the Public Utility Holding Company
                           Act of 1935
              To be filed Annually Prior to March 1

                          SIGCORP, Inc.

hereby files with the Securities and Exchange Commission pursuant to Rule 2 its statement claiming exemption as a holding company from the provisions of the Public Utility
Holding Company Act of 1935, and submits the following information:

     1. SIGCORP, Inc. ("SIGCORP") is an investor-owned holding company formed in 1995 under the laws of the State of Indiana by Southern Indiana Gas and Electric Company
("SIGECO"), a combination gas and electric utility.  On
January 1, 1996, SIGCORP became the parent of SIGECO, pursuant to a corporate reorganization plan and also became the parent of nonutility subsidiaries formerly owned by SIGECO. SIGCORP is located in Evansville, Indiana. Its principal subsidiary is SIGECO. SIGECO serves customers in 10 southwestern Indiana counties. Nonutility business activities are conducted under separate subsidiaries.

     SIGECO is an operating public utility incorporated on June 10, 1912 under the laws of the State of Indiana. The Company is located in Evansville, Indiana and is engaged in the generation, transmission, distribution and sale of electricity and the purchase, transportation, distribution and sale of natural gas in southwestern Indiana. SIGECO has interests in the following gas utilities:

     A.   On December 22, 1986, SIGECO acquired
approximately 33% of the outstanding common stock of Community Natural Gas Company, Inc. ("Community"), an
Indiana corporation, which is a small Indiana gas distribution company with offices in Mt. Carmel, Illinois.
Community conducts its business in southwestern Indiana.

     B.   On June 30, 1994, SIGECO acquired Lincoln Natural
Gas Company, Inc. ("LNG"), an Indiana corporation, which is a small gas distribution company serving 1,423 customers in the Rockport, Indiana area. LNG's service territory is contiguous to SIGECO's eastern gas service territory boundary and is within its existing electric service territory.

     In January 1986 SIGECO formed Southern Indiana
Properties, Inc. ("Properties"), an Indiana corporation, as a wholly-owned subsidiary. As of January 1, 1996, Properties became a wholly-owned subsidiary of SIGCORP.
Properties owns and manages certain investment properties.
Properties is located in Evansville, Indiana. Properties has interests in the following:

     A. Limited partnership interest in low income housing developments (or projects) as follows:
          a. 50.0% in Multihousing I, II, III and IV, located in three small communities in the Des Moines, Iowa area,
          b. 99.0% in House Investments - Martz Tax Credit Fund I, located in four small communities in the Ft. Wayne, Indiana area,
          c. 82.0% in House investments - Martz tax Credit Fund II, located in four small communities in northwestern Ohio,
          d. 99.0% in Prestwick Square, located in Marion, Indiana,
          e. 95.0% in Pleasant View Housing, located in Hanover, Indiana,
          f. 50.0% in Paragus I, located in Indianapolis, Indiana
          g. 50.0% in Paragus II, located in Shelbyville, Indiana,
          h.   99.0% in Lafayette Housing Associates,
located in Lafayette, Indiana,
          i. 88.3% in Bradford Run, located in Kokomo, Indiana,
          j.   99.0% in Martin Lamplighter, which owns
various properties located in communities in Illinois and Indiana,
     B. 66.7% limited partnership interest in Merrillville Motel Association, located in Merrillville, Indiana, which owns a Lees Inn located on Interstate 65, Merrillville, Indiana,
     C. 0.25% limited partnership interest in Boston Financial Qualified, an investment fund in connection with Boston Housing III, located in Boston, Massachusetts, which invests in low income housing projects nationwide,
     D. 33.0% limited partnership interest in Richmond Motel Associates, which owns a Lees Inn located on Interstate 70, Richmond, Indiana,
     E. 36.0% limited partnership interest in Kankakee Motel Association, which owns a Lees Inn in Kankakee, Illinois,
     F. 50.0% general partnership interest in SIRO, an equipment lessor, located in Evansville, Indiana,
     G. 9.4% limited partnership interest in Nursing Home Partners I, which owns two nursing homes located in southwestern Indiana,
     H. 100% interest in Southwest Lease Capital, Inc., an Indiana corporation, located in Evansville, Indiana which owns a 100.0% interest in Southern Indiana Joint Ventures, Inc., a Delaware corporation, located in Evansville, Indiana, which was organized to provide a vehicle to enter into leveraged lease transactions. Southern Indiana Joint Ventures, Inc. owns a 100% interest in the following companies:
          a. MCN Equities, Inc., a Delaware corporation, located in Evansville, Indiana, which owns an office building located in Lombard, Illinois,
          b. Joint Ventures Affiliated, Inc., an Indiana corporation, located in Evansville, Indiana, which owns a 6-1/2% interest in a paper mill, located in Duluth, Minnesota,
          c.   Joint Ventures Affiliated II, Inc., an
Indiana corporation, located in Evansville, Indiana, which owns a 9.3% interest in a pump storage reservoir, located in New Jersey.
     I. 100% interest in Southern Indiana Investments Corporation, an Indiana corporation, located in Evansville, Indiana, engaged in making mortgage loans on commercial real estate,
     J. 100% interest in Southwestern Indiana Hospitality, Inc., an Indiana corporation, located in Evansville, Indiana, engaged in investments in project debt of corporate entities, presently Lees Inns of America,
     K. 100% of the beneficial interest in a Grantor Trust which owns and leases railroad cars to Nederlandse Spoorwegon (Dutch Rail), a Dutch Corporation, located in Utrecht, Holland, engaged in rail transportation throughout the Netherlands,
     L. 0.8% limited partnership interest in Ridgewood Electric Power Trust II which owns and operates small cogeneration facilities in several different locales in the United States,
     M. 0.3% limited partnership interest in Growth Hotel Investors II which owns and operates Fairfield Inns in several different locales located throuthout the United States.
     N. 10.0% interest in Midwest Housing Investments JV which makes equity investments in affordable housing in primarily the midwestern United States.

     In April 1994 SIGECO formed Energy Systems Group, Inc.
("ESGI"), an Indiana corporation, as a wholly-owned subsidiary. As of January 1, 1996, ESGI became a wholly-owned subsidiary of SIGCORP. ESGI provides equipment, lighting and related energy management design services to industrial and commercial customers. ESGI is located in Evansville, Indiana.

     In May 1994 SIGECO formed Southern Indiana Minerals, Inc. ("SIMI"), an Indiana corporation, as a wholly-owned subsidiary. As of January 1, 1996, SIMI became a wholly-owned subsidiary of SIGCORP. SIMI processes and markets coal combustion by-products. SIMI is located in Evansville, Indiana.

     In April 1995 SIGECO formed ComSource, Inc.
("ComSource"), an Indiana corporation, as a wholly-owned subsidiary. As of January 1, 1996, ComSource became a wholly-owned subsidiary of SIGCORP. ComSource provides Internet access and other communication services. ComSource is located in Evansville, Indiana.

     2. The principal generating facilities of SIGECO include the Culley Station with 386,000 kW of capacity and Warrick Unit No. 4 with 135,000 kW of capacity, both located in Warrick County near Yankeetown, Indiana; and the A. B. Brown Station with 500,000 kW of capacity, located in Posey County about eight miles east of Mt. Vernon, Indiana. These facilities include six coal-fired generating units and have a combined generating capacity of 1,021,000 kW.

     SIGECO's Broadway Gas Turbine Units, with a capacity of 115,000 kW, are located in Evansville, Vanderburgh County, Indiana. This generating facility is equipped to burn oil and/or natural gas. These units generally are used only for reserve, peaking or emergency purposes due to the higher unit cost per kilowatt hour of generation when using oil or gas as fuel.

     SIGECO's Brown Gas Turbine I, with capacity of 80,000 kW, is located at the A. B. Brown Station. The unit is fueled by natural gas, although fuel oil can also be used if gas is unavailable. The main function of the gas turbine is generating adequate power during times of peak demand. However, it will also assist in maintaining voltage support on the west end of the system, and it can be used to "black start" the Brown plant if a catastrophe should cause a partial or total system blackout.

     SIGECO also owns two gas fired turbine generating units with a capacity of 20,000 kW, which are used for peaking and emergency purposes only. These units are known as the Northeast Gas Turbine Units and are located northeast of Evansville, in Vanderburgh County, Indiana.

     SIGECO's transmission system consists of 797 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 26 substations with an installed capacity of 3,860,653 kilovolt amperes. The electric distribution system includes 3,176 pole miles of lower voltage overhead lines and 194 trench miles of conduit containing 1,110 miles of underground distribution cables. The distribution system also includes 87 distribution substations with an installed capacity of 1,602,297 kilovolt amperes and 46,140 distribution transformers with an installed capacity of 1,844,458 kilovolt amperes.

     SIGECO owns and operates three underground gas storage fields with an estimated ready delivery from storage capability of 3.8 billion cubic feet of gas. The Oliver
Field, in service since 1954, is located in Posey County, Indiana, about 13 miles west of Evansville; the Midway
Field, in service since 1966, is located in Spencer County, Indiana, about 20 miles east of Evansville near Richland, Indiana; and, the Monroe City Field, in service since 1958, is located 10 miles east of Vincennes, Indiana.

     SIGECO's gas transmission system includes 335 miles of transmission mains, and the gas distribution system includes
2,348 miles of distribution mains.

     The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric
Company's transmission system at Cloverport, Kentucky.

     Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has 6,053 natural gas customers consisting of residential, commercial, industrial and public authority classes of service. Its gas distribution system includes approximately 423 miles of distribution mains. Community has no underground gas storage facilities.

     LNG is a small gas utility that is contiguous to SIGECO's eastern gas service territory boundary. LNG has 1,423 natural gas customers consisting of residential, commercial and industrial classes of service. Its gas distribution system includes approximately 62 miles of distribution mains. LNG has no underground gas storage facilities.

     3. For the year ended December 31, 1995, SIGECO's retail and wholesale electric sales totaled 5,980,890,314 kWh, while its retail and transported gas sales totaled 27,349,815 Dth. SIGECO has no electric or gas retail sales outside the State of Indiana. For this same period, SIGECO had wholesale electric sales of 109,809,000 kWh to utilities and power marketers located outside the state of Indiana. SIGECO had no gas wholesale sales outside of Indiana, or at the state line. During 1995, SIGECO purchased 413,532,000 kWh of power from utilities and power marketers located outside the state of Indiana. For the year ended December 31, 1995, SIGECO's retail gas sales totaled 15,386,284 Dth and 11,963,531 Dth of gas was transported for end users for a total gas sold and transported of 27,349,815 Dth, all of which was distributed within the State of Indiana. For this same period, SIGECO had no gas wholesale sales. In 1995, SIGECO purchased for its system supply 15,229,051 Dth of natural gas, 100% of its requirements, from 21 spot market gas suppliers.

     For the year ended December 31, 1995, Community's retail gas sales totaled 801,095 Dth, and 90,736 Dth of gas was transported for end users for a total gas sold and transported of 891,831 Dth, all of which was distributed within the State of Indiana. For this same period, Community had no gas wholesale sales. In 1995, Community received for its system supply 822,653 Dth of natural gas from its four traditional pipeline suppliers, Texas Gas
Transmission Corporation, Texas Eastern Corporation, ANR
Pipeline and Midwestern Gas. The gas purchased for its system was purchased through a broker.

     For the year ended December 31, 1995, LNG's retail gas sales totaled 167,468 Dth and 120,307 Dth of gas was transported for end users for a total of 287,775 Dth, all of which was distributed within the State of Indiana. For the same period, LNG had no gas wholesale sales. In 1995, LNG purchased for its system supply 168,001 Dth of natural gas.

     4. SIGCORP does not hold any interest in an exempt wholesale generator or foreign utility company.

     Exhibit A: Consolidating statement of income and surplus of SIGECO (and its subsidiary companies) for the year ended December 31, 1995, together with a consolidating balance sheet of SIGECO (and its subsidiary companies) as of the close of such calendar year. SIGCORP was an inactive subsidiary of SIGECO until January 1, 1996 and had only minimal assets and no income during 1995.

     Exhibit B:  Financial data schedule.


     The above named Company has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1996.


SIGCORP, Inc.

s/a A. E. Goebel
A. E. Goebel
Secretary and Treasurer


ATTEST:

s/a L. K. Tiemann
L. K. Tiemann
Assistant Secretary


The name, title and address of the officer to whom notice and correspondence concerning this statement should be addressed is:

          A. E. Goebel
          Secretary and Treasurer
          SIGCORP, Inc.
          20 N.W. Fourth Street
          Evansville, Indiana  47741-0001

EXHIBIT A

Southern Indiana Gas and Electric Company
Consolidating Trial Balance
For Twelve Months Ending December 31, 1995
                            SIGECO      SIPI     SIMI     ESGI   LNG
   (in thousands)
ASSETS
Utility Plant at cost:
 Electric                   1,030,890        -        -        -     -
 Gas                          124,166        -        -        -   887
Accumulated Depreciation     (489,924)       -        -        -  (402)
CWIP                           13,750        -        -        -     -
Investment in Subsidiaries     37,857        -        -        -     -
Investments in leveraged
 leases                             -   35,609        -        -     -
Investments inpartnerships          -   25,308        -        -     -
Funds held by Trustee           3,642        -        -        -     -
Nonutility property & other     2,201    8,799       67      201     -
Cash and cash equivalents      (2,332)   3,627      433    3,336    21
Cash - Restricted                   -        -        -        -     -
Temporary investments               -    1,148        -        -     -
Receivables, net               50,693        -        -    4,930   193
Notes receivable from
 assoc. co.                       120    2,090        -        -     -
Inventories                    34,917        -        -        -    45
Coal contract settlement       12,928        -        -        -     -
Other current assets            4,345      161       38      180     3
Unamortized prem. on
 reacq. debt                   6,142         -        -        -     -
Post-retire. ben. oblig. other
 than pensions                 7,795         -        -        -     -
Demand side management
 program                      20,337         -        -        -     -
Other deferred charges        13,317        62      149        -     -
                             870,844    76,804      687    8,647   747

SHAREHOLDERS' EQUITY AND LIABILITIES
Common Stock                 (78,648)    (1,000) (1,361)      (1) (107)
Additional paid-in capital         -    (14,200)      -     (499)    -
Retained Earnings           (236,226)   (14,404)    667   (1,166) (326)
Unrealized loss on debt and
 equity sec.                       -          -       -        -     -
Treasury stock                     -          -       -        -     -
Cumulative  nonredeemable
 preferred stock             (11,090)         -       -        -     -
Cumulative redeemable
 preferred stock              (7,500)         -       -        -     -
Cumulative special
 preferred stock                (924)         -       -        -     -
Long-term debt less
 current mat.               (251,604)    (5,836)      -        -     -
Long-term Partnership
 Obligations                       -     (6,839)      -        -     -
Current por. of adj. rate
 p. c. bonds                 (31,500)         -       -        -     -
Notes payable                (30,500)         -       -        -  (120)
Maturing long-term debt       (8,000)    (1,906)      -        -     -
Maturing Partnership
 Obligations                       -     (2,786)      -        -     -
Accounts payable             (32,087)        (4)    (29)  (5,748) (134)
Notes payable to Assoc.
 Company                           -          -       -        -     -
Dividends payable               (123)         -       -        -     -
Accrued taxes                (10,401)         -     239   (1,052)    6
Accrued interest              (4,577)         -       -        -     -
Refunds to customers          (8,903)         -       -        -     7
Accrued coal liability             -          -       -        -     -
Other accrued liabilities    (17,184)       (46)   (203)    (181)  (73)
Accumulated deferred
 income taxes               (103,010)   (29,783)      -        -     -
Accumulated deferred ITC     (23,146)         -       -        -     -
Regulatory liability -
 FAS 109                      (2,977)         -       -        -     -
Post-retire. ben. oblig.
 oth. than pensions           (9,056)         -       -        -     -
Other liabilities             (3,388)         -       -        -     -
                            (870,844)   (76,804)   (687)  (8,647) (747)
INCOME STATEMENT
 Operating Revenues
  Electric                  (275,495)         -       -        -     -
  Gas                        (62,337)         -       -        -     -
 Fuel for electric
 generation                   81,236          -       -        -     -
 Purchased electric energy     9,332          -       -        -     -
 Cost of gas sold             39,701          -       -        -     -
 Other                        50,507          -       -        -     -
 Maintenance                  32,058          -       -        -     -
 Depreciation and
 amortization                 39,279          -       -        -     -
 Federal and state
 inc. tax.                    18,109          -       -        -     -
 Property and other taxes     13,651          -       -        -     -
 AFUDC (other)                  (380)         -       -        -     -
 Interest                       (449)         -       -        -     -
 Other, net                   (4,919)         -       -        -     -
 Interest on long-term debt   18,789          -       -        -     -
 Amort. of prem., disc.
 & exp on debt                   694          -       -        -     -
 Other interest                1,221          -       -        -     -
 AFUDC (borrowed)               (621)         -       -        -     -
Preferred Dividend
 Req. of Subsidiary            1,099          -       -        -     -
Net Income before cumulative
effect of accounting change  (38,525)         -       -        -     -
Cumulative effect of
 accounting change            (6,294)         -       -        -     -
NET INCOME                   (44,819)         -       -        -     -

Southern Indiana Gas and Electric Company
Consolidating Trial Balance
For Twelve Months Ending December 31, 1995
                                               Adjustments &
                                               Eliminations
                            ComSource SIGCORP  Debits   Credits  Total
ASSETS
Utility Plant at cost:
 Electric                      -           -        -        -   1,030,890
 Gas                           -           -        -        -     125,053
Accumulated Depreciation       -           -        -        -    (490,326)
CWIP                           -           -        -        -      13,750
Investment in Subsidiaries     -           -        -   37,857           -
Investments in
 leveraged leases              -           -        -        -      35,609
Investments inpartnerships     -           -        -        -      25,308
Funds held by Trustee          -           -        -        -       3,642
Nonutility property & other  337           -        -        -      11,605
Cash and cash equivalents    165         584    4,000        -       9,834
Cash - Restricted              -           -        -        -           -
Temporary investments          -           -        -        -       1,148
Receivables, net               8           -        -    1,781      54,043
Notes receivable from
 assoc. co.                    -           -        -    2,210           -
Inventories                    -           -        -        -      34,962
Coal contract settlement       -           -        -        -      12,928
Other current assets          68           -        -        -       4,795
Unamortized prem. on
 reacq. debt                   -           -        -        -       6,142
Post-retire. ben. oblig. other
 than pensions                 -           -    1,779        -       9,574
Demand side management
 program                       -           -        -        -      20,337
Other deferred charges         -           -    1,159        -      14,687
                             578         584        -        -     923,981

SHAREHOLDERS' EQUITY AND LIABILITIES
Common Stock                (950)         (1)   3,810        -     (78,258)
Additional paid-in capital     -      (1,010)  19,709    4,000           -
Retained Earnings            236         265   15,570    1,233    (236,617)
Unrealized loss on debt and
 equity sec.                   -           -        -        -           -
Treasury stock                 -           -        -        -           -
Cumulative  nonredeemable
 preferred stock               -           -        -        -     (11,090)
Cumulative redeemable
 preferred stock               -           -        -        -      (7,500)
Cumulative special
 preferred stock               -           -        -        -        (924)
Long-term debt less
 current mat.                  -           -        -        -    (257,440)
Long-term Partnership
 Obligations                   -           -        -        -      (6,839)
Current por. of adj.
 rate p. c. bonds              -           -        -        -     (31,500)
Notes payable                  -           -      120        -     (30,500)
Maturing long-term debt        -           -        -        -      (9,906)
Maturing Partnership
 Obligations                   -           -        -        -      (2,786)
Accounts payable               6           -        -        -     (37,996)
Notes payable to
 Assoc. Company                -           -        -        -           -
Dividends payable              -           -        -        -        (123)
Accrued taxes                132         162    2,093        -      (8,821)
Accrued interest               -           -        -        -      (4,577)
Refunds to customers           -           -        -        -      (8,896)
Accrued coal liability         -           -        -        -           -
Other accrued liabilities     (2)          -        -        -     (17,689)
Accumulated deferred
 income taxes                  -           -        -        -    (132,793)
Accumulated deferred ITC       -           -        -        -     (23,146)
Regulatory liability -
 FAS 109                       -           -        -        -      (2,977)
Post-retire. ben. oblig.
 oth. than pensions            -           -        -        -      (9,056)
Other liabilities              -           -        -    1,159      (4,547)
                            (578)       (584)       -        -    (923,981)
INCOME STATEMENT
 Operating Revenues
  Electric                     -           -        -        -    (275,495)
  Gas                          -           -        -      866     (63,203)
 Fuel for electric
 generation                    -           -        -        -      81,236
 Purchased electric energy     -           -        -        -       9,332
 Cost of gas sold              -           -      602        -      40,303
 Other                         -           -      205        -      50,712
 Maintenance                   -           -      100        -      32,158
 Depreciation and
 amortization                  -           -       23        -      39,302
 Federal and state
 inc. tax.                     -           -      (16)       -      18,093
 Property and other taxes      -           -       38        -      13,689
 AFUDC (other)                 -           -        -        -        (380)
 Interest                      -           -        -      764      (1,213)
 Other, net                    -           -       86       81      (4,914)
 Interest on long-term debt    -           -        -        -      18,789
 Amort. of prem., disc.
 & exp on debt                 -           -        -        -         694
 Other interest                -           -      673        -       1,894
 AFUDC (borrowed)              -           -        -        -        (621)
Preferred Dividend
 Req. of Subsidiary            -           -        -        -       1,099
Net Income before cumulative
effect of accounting change    -           -        -        -     (38,525)
 Cumulative effect of
 accounting change             -           -        -        -      (6,294)
NET INCOME                     -           -   49,951   49,951     (44,819)



Southern Indiana Gas and Electric Company
Combining Income Statement
For Twelve Months Ending December 31, 1995
                                               Com
     SIGECO    SIPI    SIMI   ESGI      LNG    Source  SIGCORP  Total
     (in thousands)

Revenues
     337,833    1,868     -   21,160    865      11       -     361,737
Cost of Sales
     130,269        -   167   17,584    601     186       -     148,807
GROSS MARGIN ON REVENUES
     207,564    1,868  (167)   3,576    264    (175)      -     212,930
Operating Expenses
      96,216      978   665    1,244    294     189     427     100,013
Depreciation and Amortization
      39,279       83     4       52     23      16       -      39,457
Income Taxes
      18,109   (2,823) (317)     903    (16)   (144)   (162)     15,550
OPERATING INCOME
      53,960   3,630   (519)  1,377     (37)   (236)   (265)     57,910
Interest
      19,561     674      -       -       -       -       -      20,235
Total Other(Income) Deductions
      (1,855)      -      -     (87)     (7)      -       -      (1,949)
NET INCOME BEFORE CUMULATIVE EFFECT
 OF ACCOUNTING CHANGE
      36,254   2,956   (519)  1,464     (30)   (236)   (265)     39,624
CUMULATIVE EFFECT AT JANUARY 1, 1995
OF ADOPTING THE UNBILLED REVENUES
METHOD OF ACCOUNTING
       6,294       -      -       -       -       -       -       6,294
NET INCOME
      42,548   2,956   (519)  1,464     (30)   (236)   (265)     45,918
Preferred Stock Dividends
       1,099       -      -       -       -       -       -       1,099
EARNINGS APPLICABLE TO COMMON STOCK
      41,449   2,956   (519)  1,464     (30)   (236)   (265)     44,819

EXHIBIT B
Item No.  Caption Heading
                          (in thousands)

 1.       Total Assets                                      $923,981
 2.       Total Operating Revenues                           338,698
 3.       Net Income                                          44,819